We will amend and complete the information in this prospectus supplement. This prospectus supplement and the prospectus are part of an effective registration statement filed with the SEC. This prospectus supplement and the prospectus are not offers to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

Filed Purrant to Rule 424(b)(5)

Registration file No. 333-87398
SUBJECT TO COMPLETION, DATED JUNE 14, 2002

PROSPECTUS SUPPLEMENT

(To prospectus dated May 14, 2002)

1,750,000 Shares

Common Stock

         We are offering 1,750,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol “MTH.” The last reported sale price of our common stock on the NYSE on June 13, 2002 was $36.92 per share.

      Investing in our common stock involves risk. See “Risk Factors” beginning on page S-9 of this prospectus supplement and page 3 in the accompanying prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Meritage Corporation	$	$

      The underwriters may also purchase an additional 262,500 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The shares will be ready for delivery on or about                     , 2002.

Joint Book-Running Managers

Deutsche Bank Securities	UBS Warburg

A.G. Edwards & Sons, Inc.	JMP Securities

The date of this prospectus supplement is June      , 2002

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

      This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us and our subsidiaries that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.

      You should rely on the information contained in this document or to which we have referred you. We and the underwriters have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document, regardless of the time of delivery of this document or any sale of the common stock.

      This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $300 million, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the heading “Where You Can Find More Information” beginning on page 22 of the accompanying prospectus before investing in our common stock.

i

      In addition, we have provided certain information about the industry in which we operate in this prospectus supplement under the caption “Prospectus Supplement Summary” and in the documents incorporated by reference. Market data and other statistical information used throughout this prospectus supplement and in the documents incorporated by reference are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. All financial and other information relating to the operations of Hammonds Homes has been provided by Hammonds Homes, Ltd. and Crystal City Land & Cattle, Ltd.

      All per share amounts in this prospectus supplement have been adjusted for a 2-for-1 stock split (in the form of a stock dividend) effected on April 26, 2002.

ii

PROSPECTUS SUPPLEMENT SUMMARY

      This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, especially the risks discussed under the “Risk Factors” section beginning on page S-9 of this prospectus supplement and page 3 of the accompanying prospectus, and our consolidated financial statements and the notes to those statements. Unless the context otherwise requires, all references to “Meritage,” “we,” “us” or “our” include Meritage Corporation and its subsidiaries and predecessors as a combined entity. All references to Hammonds Homes or Hammonds mean the operating entities comprising the homebuilding and related assets of Hammonds Homes, Ltd. and Crystal City Land & Cattle, Ltd. Unless indicated otherwise, all information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described in “Underwriting.”

The Company

      We are a leading designer and builder of single-family homes in the rapidly growing Sunbelt states of Texas, Arizona and California. We focus on providing a broad range of first-time, move-up and luxury homes to our targeted customer base. We and our predecessors have operated in Arizona since 1985, in Texas since 1987 and in Northern California since 1989. To expand our presence in Arizona, in 2001 we acquired Hancock Communities, another well-established homebuilder that serves the first-time and move-up markets in the Phoenix area. We operate in Texas as Legacy Homes, in Arizona as Monterey Homes, Meritage Homes and Hancock Communities, and in Northern California as Meritage Homes. Information about our active communities is provided through our Internet web site at www.meritagehomes.com. The information on our website is not considered part of this prospectus supplement or the accompanying prospectus.

      We believe that the strong population, job and income growth as well as the favorable migration characteristics of our markets will continue to provide significant growth opportunities for us. According to U.S. Housing Markets, a leading real estate and homebuilding publication of the Meyers Group, five of our seven markets, Dallas/ Ft. Worth and Houston, Texas, Phoenix/ Scottsdale, Arizona, and Sacramento and San Francisco East Bay, California, are among or part of the top 25 national housing markets based on annual housing permits issued in 2001, with Dallas/ Ft. Worth, Houston and Phoenix/ Scottsdale comprising three of the top five single-family housing markets. We seek to be a top ten builder in all of our markets.

      At March 31, 2002, we were actively selling homes in 77 communities, with base prices ranging from $88,000 to over $860,000. We develop a design and marketing concept tailored to each community, which includes determination of size, style and price range of homes, street layout, size and layout of individual lots and overall community design. The home designs offered in a particular community depend upon many factors, including the housing generally available in the area, the consumer demands of a particular market and our land costs for the project. We focus on minimizing land risk by typically purchasing property after full entitlements have been obtained and typically begin development or construction immediately after close. We acquire land primarily through rolling option contracts, allowing us to purchase individual lots from third parties as our building needs dictate. These arrangements allow us to control lot inventory typically on a non-recourse basis without incurring the risks of land ownership or financial commitments other than relatively small non-refundable deposits. At March 31, 2002, we controlled 16,725 housing lots, of which approximately 75% were controlled through rolling options, and which we believe represent approximately a four year supply.

      We have consistently achieved strong financial results while maintaining reasonably conservative fiscal policies. From 1997 to 2001, we achieved compounded annual growth rates in revenue and net earnings of 49% and 37%, respectively. For the twelve months ended March 31, 2002, our revenue was $797.2 million and our net earnings were $51.8 million, as compared to $544.8 million and $38.4 million for the twelve months ended March 31, 2001, an increase of 46.3% and 34.9%, respectively. Our growth reflects both internal expansion and acquisitions of other homebuilders.

      We believe that we are well positioned for future growth. Our backlog increased to 2,004 homes with a value of $498.3 million at March 31, 2002, up from 1,470 homes with a value of $370.7 million at March 31, 2001, a 34.4% increase in dollars, and up from 1,602 homes with a value of $375.0 million at December 31, 2001. New home orders were 1,160 homes with a value of $293.1 million in the quarter ended March 31, 2002, up from 740 homes with a value of $176.9 million in the comparable 2001 period, a 65.7% increase in dollars. New home orders increased to 3,016 homes with a value of $700.1 million in 2001, up from 2,480 homes with a value of $604.4 million in 2000, a 15.8% increase in dollars.

      Our principal executive office in Arizona is located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, and our telephone number there is (877) 400-7888. Our principal executive office in Texas is located at 4050 West Park Boulevard, Plano, Texas 75093, and our telephone number there is (800) 210-6004.

Competitive Strengths

      We believe we possess the following competitive strengths:

Conservative inventory management. We seek to minimize land and inventory risk in order to optimize our use of capital and maintain low leverage ratios. We accomplish this by:

•	generally purchasing land subject to entitlements, including zoning and utility services;

•	developing smaller parcels, generally projects that can be completed within a three-year period;

•	controlling approximately 75% of our land inventory through rolling options with relatively minimal deposit commitments;

•	managing housing inventory by pre-selling and obtaining substantial customer deposits on our homes prior to starting construction;

•	limiting speculative home construction; and

•	minimizing home construction cycles.

Disciplined financial management. We believe that our disciplined financial management policies enable us to achieve above-average returns on assets compared to our competitors in the homebuilding industry and maintain reasonable leverage ratios. Our rigorous investment requirements for the acquisition of land enable us to deploy capital efficiently and to generate strong cash flow to fund the acquisition of additional land or homebuilding operations.

Strong margins. Our focus on achieving high margins results in greater profitability during strong economic periods and also enables us to realize lower break-even points and higher pricing flexibility during slower economic periods. In addition to maintaining low overhead costs, we actively manage construction costs, pricing and marketing strategies in order to maximize margins. We seek to optimize our mix of available housing upgrades and customization features to offer the highest value to customers at the lowest cost. Within our pricing structure we provide our sales and marketing professionals with the autonomy and flexibility to respond rapidly to changing market dynamics by customizing sales programs.

Experienced management team with significant equity ownership. Members of our senior management team have extensive experience in the homebuilding industry as well as in each of the local markets that we serve. Our co-chief executive officers and senior executives average over 16 years of homebuilding experience and each has a successful track record of delivering superior results in varying homebuilding cycles. In addition, our co-chief executive officers together beneficially own approximately 25% of our outstanding common stock (approximately 22% after taking into account the dilution from this offering).

Product breadth. We believe that our product breadth and geographic diversity enhance our growth potential and help to reduce exposure to economic cycles. In Arizona, we serve the first-time and move-up markets, and beginning in the latter part of 2002 or early 2003, we plan to introduce affordable, age-

restricted adult communities to further expand our housing offerings. We also build for the Arizona luxury market, characterized by unique communities and distinctive luxury homes. In Texas, we target the first-time and move-up markets, and in Northern California, we focus on move-up homes.

Strong brand recognition. We have operated in Arizona as Monterey Homes since 1985 and also, more recently, as Meritage Homes and Hancock Communities in the first-time and move-up markets, in Texas as Legacy Homes since 1987 and, through an acquisition in Northern California, as Meritage Homes since 1998. In each of these markets, we are widely recognized for providing quality homes in desirable locations and are well regarded both by our target customer base and by the real estate brokerage community. We believe that our strong brand recognition and superior reputation enable us to generate strong demand for our homes.

Business Strategy

      We seek to distinguish ourselves from other production homebuilders through business strategies focused on the following:

Focus on high growth markets. Our housing markets are located in three rapidly growing Sunbelt states. We operate in the Dallas/ Ft. Worth, Austin and Houston, Texas, markets, in the Phoenix/ Scottsdale and Tucson, Arizona, markets and in the San Francisco East Bay and Sacramento, California, markets. These areas are generally characterized by high job growth and in-migration trends, creating strong demand for new housing and we believe they represent attractive homebuilding markets with opportunities for long-term growth. We believe that our operations are well established and that we have developed a reputation for building distinctive quality homes within our markets.

Expand into new and within existing markets. We continuously evaluate expansion opportunities through strategic acquisitions of other homebuilders and internal growth through expansion of our product offering in existing markets or start-up operations in new geographic markets. In pursuing expansion, we explore markets with demographic and other growth characteristics similar to our current markets and pursue the acquisition of entities with operating policies, cash flow and earnings-focused philosophies similar to ours.

In the past five years, we have successfully completed three acquisitions. They have enabled us to substantially increase our revenues and earnings, expand into new markets, increase our market share in existing markets, and add new product lines, such as age-restricted housing for the Arizona retirement market.

We are currently reviewing several potential acquisition candidates. In some cases, we are at the introductory stage, and in one case we have entered into a definitive agreement, as described in “— Recent Developments — Hammonds Acquisition”. There can be no assurance that any of these potential acquisitions will be consummated.

Maintain low cost structure. Throughout our history, we have focused on minimizing construction costs and overhead, and we believe this attention is a key factor in maintaining high margins and profitability. We reduce costs by:

•	using subcontractors for home construction and site improvement on a fixed-price basis;

•	obtaining favorable pricing from subcontractors through long-term relationships and high volume;

•	reducing interest carry by minimizing our inventory of unsold or speculative homes and shortening the home construction cycle;

•	generally beginning construction on a home once it is under contract, we have received a satisfactory earnest money deposit and the buyer has obtained approval for a mortgage loan;

•	minimizing overhead by centralizing certain administrative activities; and

•	monitoring homebuilding production, scheduling and budgeting through management information systems.

Superior design, quality and customer service. We believe we maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design features and are situated in premium locations. We believe that we generally offer higher caliber homes in their defined price range or category compared to those built by our competitors. In addition, we are committed to achieving the highest level of customer satisfaction as an integral part of our competitive strategy. As part of the sales process, our experienced sales personnel keep customers informed of their home’s construction progress. After delivery, our customer care departments respond to homebuyers’ questions and warranty matters.

Recent Developments

      Hammonds Acquisition. On June 12, 2002, we entered into a definitive agreement to acquire substantially all of the homebuilding and related assets of Hammonds Homes, a Texas-based homebuilder, subject to customary closing conditions. The estimated purchase price will be approximately $82.8 million, comprised of cash payable at closing of $45.8 million, and the repayment of existing debt in the amount of $37.0 million. Hammonds Homes, established in 1987, builds a wide range of quality homes in approximately 40 communities throughout the Houston, Dallas/Ft. Worth and Austin, Texas areas with a focus on serving the move-up housing market.

      In 2000, Hammonds closed 737 homes at an average selling price of approximately $186,000, resulting in total revenue of $136.8 million and EBITDA of $15.2 million. In 2001, Hammonds closed 935 homes at an average selling price of approximately $194,000, resulting in total revenue of $181.1 million and EBITDA of $23.6 million. The purchase price of $82.8 million was based on projected revenue and EBITDA in 2002 of $175.0 to $185.0 million and $18.0 to $19.0 million, respectively, before taking into account any potential synergies. Home closings were 183 for the quarter ended March 31, 2002, compared to 201 for the quarter ended March 31, 2001. The decrease in home closings in the first quarter of 2002 compared to the first quarter of 2001 mainly reflects a slower overall demand for homes in the Austin, Texas market. For the quarter ended March 31, 2002, Hammonds had revenue and EBITDA of $38.2 million and $3.9 million, respectively, compared to revenue and EBITDA of $37.1 million and $4.4 million, respectively, for the quarter ended March 31, 2001. New sales contracts were 268 for the quarter ended March 31, 2002, compared to 253 for the quarter ended March 31, 2001. We expect that the acquisition of Hammonds Homes will enable us to significantly expand our presence in the Houston and Austin markets and strengthen our Dallas operations. We believe the acquisition will be accretive to our 2002 net earnings.

      Recent Business Trends. We recorded strong results for April and May 2002. New home orders for the two months of April and May 2002 were 810, with a dollar value of $212.8 million, compared to 428 homes with a dollar value of $95.3 million for the comparable two months in 2001, a 123% increase in dollar value. The number of homes closed for the two months of April and May 2002 totaled 677, compared to 429 for the comparable two months in 2001, a 58% increase. Revenue for April and May 2002 totaled $159.3 million, compared to $98.5 million for the comparable two months in 2001, a 62% increase. Our Hancock division, which we acquired effective June 1, 2001, contributed 200 home closings with a dollar value of $36.2 million in April and May 2002.

The Offering

      The following summary is not intended to be complete. For a more detailed description of our common stock, see “Description of Capital Stock” in the accompanying prospectus.

Common stock offered by us	1,750,000 shares

Common stock to be outstanding after this offering	13,205,824 shares

Use of proceeds	We plan to use the proceeds received by us in this offering for general corporate purposes, which may include the development of new residential properties, the repayment of debt, land acquisitions and possible acquisitions of other homebuilders, which may include the acquisition of Hammonds Homes.

New York Stock Exchange Symbol	MTH

      The number of shares of common stock outstanding after the offering is based upon the number of shares outstanding as of June 13, 2002 and excludes up to 1,137,140 shares of common stock issuable upon the exercise of options outstanding, of which 381,460 shares are immediately exercisable at a weighted average price of $8.38.

Summary Financial Information

      The financial information below should be read in conjunction with the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by us with the SEC, which we have incorporated by reference into this prospectus supplement. The data below includes the operations of Hancock Communities since its date of acquisition, effective June 1, 2001.

				Three Months
	Years Ended December 31,			Ended March 31,

	2001	2000	1999	2002	2001

				(unaudited)

	($ in thousands, except per share data)
Statement of Earnings Data:
Total sales revenue	$744,174	$520,467	$341,786	$169,731	$116,706
Total cost of sales	(586,914)	(415,649)	(277,287)	(138,095)	(93,110)
Gross profit	157,260	104,818	64,499	31,636	23,596
Other income, net	2,884	1,847	2,064	1,168	534
Commissions and other sales costs	(41,085)	(28,680)	(19,243)	(11,296)	(7,013)
General and administrative expenses	(35,723)	(21,215)	(15,100)	(7,465)	(4,935)
Interest expense	—	(8)	(6)	—	(1)
Earnings before income taxes and extraordinary items	83,336	56,762	32,214	14,043	12,181
Income taxes	(32,444)	(21,000)	(13,269)	(5,477)	(4,792)
Extraordinary items, net of tax(1)	(233)	—	—	—	—

Net earnings	$50,659	$35,762	$18,945	$8,566	$7,389

Diluted earnings per share before extraordinary items	$4.32	$3.13	$1.57	$0.72	$0.64
Extraordinary items per diluted share	$(0.02)	—	—	—	—
Diluted earnings per share	$4.30	$3.13	$1.57	$0.72	$0.64
Other Data:
Gross profit margin	21.1%	20.1%	18.9%	18.6%	20.2%
EBITDA(2)	$102,380	$69,348	$39,785	$18,767	$14,907
EBITDA margin(3)	13.8%	13.3%	11.6%	11.1%	12.8%

	At December 31,			At March 31,

	2001	2000	1999	2002	2001

				(unaudited)

	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,383	$4,397	$13,422	$273	$6,359
Real estate	330,238	211,307	171,012	375,326	233,446
Total assets	436,715	267,075	226,559	481,762	295,448
Total debt	177,561	86,152	85,937	210,199	116,928
Stockholders’ equity	176,587	121,099	90,411	189,895	128,707

(1)	Reflects the net effect of extraordinary items from early extinguishments of long-term debt.

(2)	EBITDA represents earnings before interest expense, interest amortized to cost of sales, income taxes, depreciation, amortization and extraordinary items. EBITDA is presented here because it is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies necessarily calculate EBITDA in an identical manner and, therefore, is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management’s discretionary use nor has it been presented as an alternative to operating income or as an indicator of operating performance and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principals.

(3)	EBITDA margin is calculated by dividing EBITDA by total sales revenue.

The tables provided below show operating and financial data regarding our homebuilding activities.

				Three Months
	Years Ended December 31,			Ended March 31,

	2001	2000	1999	2002	2001

				(unaudited)

	($ in thousands)
Home Sales Revenue
Total
Dollars	$742,576	$515,428	$334,007	$169,731	$116,113
Homes closed	3,270	2,227	1,643	758	516
Average sales price	$227.1	$231.4	$203.3	$223.9	$225.0
Texas
Dollars	$259,725	$214,472	$174,850	$62,042	$55,576
Homes closed	1,518	1,239	1,135	363	320
Average sales price	$171.1	$173.1	$154.1	$170.9	$173.7
Arizona
Dollars	$325,918	$175,674	$120,909	$64,726	$33,177
Homes closed	1,343	623	400	285	126
Average sales price	$242.7	$282.0	$302.3	$227.1	$263.3
California
Dollars	$156,933	$125,282	$38,248	$42,963	$27,360
Homes closed	409	365	108	110	70
Average sales price	$383.7	$343.2	$354.1	$390.6	$390.9

Sales Contracts
Total
Dollars	$700,104	$604,444	$388,158	$293,082	$176,893
Homes ordered	3,016	2,480	1,840	1,160	740
Average sales price	$232.1	$243.7	$211.0	$252.7	$239.0
Texas
Dollars	$255,811	$240,054	$191,655	$85,984	$73,508
Homes ordered	1,516	1,368	1,198	472	437
Average sales price	$168.7	$175.5	$160.0	$182.2	$168.2
Arizona
Dollars	$309,170	$196,567	$127,408	$116,603	$67,315
Homes ordered	1,165	643	436	456	213
Average sales price	$265.4	$305.7	$292.2	$255.7	$316.0
California
Dollars	$135,123	$167,823	$69,095	$90,495	$36,070
Homes ordered	335	469	206	232	90
Average sales price	$403.4	$357.8	$335.4	$390.1	$400.8

				Three Months
	Years Ended December 31,			Ended March 31,

	2001	2000	1999	2002	2001

				(unaudited)

	($ in thousands)
Net Sales Backlog
Total
Dollars	$374,951	$309,901	$199,445	$498,302	$370,681
Homes in backlog	1,602	1,246	885	2,004	1,470
Average sales price	$234.1	$248.7	$225.4	$248.7	$252.2
Texas
Dollars	$115,651	$119,564	$93,983	$139,593	$137,496
Homes in backlog	693	695	566	802	812
Average sales price	$166.9	$172.0	$166.0	$174.1	$169.3
Arizona
Dollars	$205,985	$115,211	$72,878	$257,863	$149,349
Homes in backlog	776	344	216	947	431
Average sales price	$265.4	$334.9	$337.4	$272.3	$346.5
California
Dollars	$53,315	$75,126	$32,584	$100,846	$83,836
Homes in backlog	133	207	103	255	227
Average sales price	$400.9	$362.9	$316.3	$395.5	$369.3

RISK FACTORS

      Before purchasing our common stock, you should consider carefully the risks described below in this section, risks described under the heading “Risk Factors” beginning on page 3 of the accompanying prospectus, the risks described in the documents incorporated by reference in this prospectus, and the section entitled “Forward-Looking Statements” in the accompanying prospectus which also applies to this prospectus supplement.

Risks Related to Our Common Stock

Our issuance of common stock could result in a lowering of our stock price.

      We have filed a shelf registration statement with the SEC that we may use to sell up to $300 million aggregate initial offering price of our securities, which may include common stock. The potential future issuance of additional shares could create a market overhang that results in a lower price for our common stock.

Our charter and bylaws and ownership structure could prevent a third party from acquiring us or limit the price investors might be willing to pay for shares of our common stock.

      We are subject to the Maryland Business Combinations Act and the Maryland Control Share Acquisition Act. The Maryland Business Combinations Act restricts the ability of Maryland corporations to enter into certain business combination transactions and the Maryland Control Share Acquisition Act can deter persons from acquiring control of a Maryland corporation. Our articles of incorporation and our bylaws provide for a board of directors comprised of two classes of directors with staggered terms of office, and impose various procedural and other requirements. John R. Landon and Steven J. Hilton, our co-chairman and co-chief executive officers, together beneficially own approximately 25% of our outstanding common stock (approximately 22% after taking into account the dilution from this offering). Alone or in combination, these matters may have the effect of delaying or preventing a change of control that other stockholders may believe beneficial or limiting the price investors might be willing to pay for shares of our common stock.

We have broad discretion in how we use the net proceeds from this offering and ultimately may not use them effectively.

      We expect to use the net proceeds received from this offering initially to pay down debt, and ultimately for any number of general corporate purposes, such as the development of new residential properties, the repayment of other debt, land acquisitions and possible acquisitions of other homebuilders, including Hammonds Homes. The failure of our management to use such funds effectively could have a material adverse effect on our financial condition and results of operations.

Our stock price is volatile and could decline substantially.

      The stock market has, from time to time, experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. Over the course of the last 12 months, the price of our common stock has ranged from $13.75 to $47.10 per share. The market price of our common stock may fluctuate in response to many factors including:

•	our operating results failing to meet the expectations of securities analysts or investors in a particular period;

•	changes in analysts’ recommendation and projections;

•	changes in general valuations for homebuilding companies;

•	material announcements by us or our competitors;

•	the market’s perception of our prospects and the prospects of the homebuilding industry in general;

•	changes in general market conditions or economic trends, such as increasing interest rates; and

•	broad market fluctuations.

      In addition, the terrorist attacks of September 11, 2001, the subsequent bioterrorism concerns and the recent hostilities in the Middle East have contributed to instability in the U.S. and other global financial equity markets and may contribute to further instability. Any of these factors could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price. As a result, you could lose some or all of your investment.

Risks Related to Our Business

As a participant in the homebuilding industry we are subject to its fluctuating cycles and other risks that can negatively affect the demand for, cost of, and pricing of our homes.

      The homebuilding industry is cyclical and is significantly affected by changes in economic and other conditions, such as employment levels, availability of financing, interest rates, and consumer confidence. These factors can negatively affect the demand for and pricing of our homes. We are also subject to various risks, many of which are outside of our control, including delays in construction schedules, cost overruns, governmental regulations (such as no- or slow-growth initiatives), increases in real estates taxes and other local government fees, and the availability and cost of land, raw materials, and labor.

      We are also subject to the potential for significant variability and fluctuations in real estate availability and values. Write-downs of our land inventories could occur if market conditions deteriorate and these write-downs could be material in amount. Write-downs may also occur if we purchase land at higher prices during stronger economic cycles and the value of that land subsequently declines during slower economic cycles.

We are subject to construction defect and home warranty claims arising in the ordinary course of business which could lead to additional reserves or expenses that may adversely affect our business.

      Construction defect and home warranty claims are common in the homebuilding industry and can be costly. While we maintain product liability insurance and generally require our subcontractors and design professionals to indemnify us for liabilities arising from their work, there can be no assurance that these insurance rights and indemnities will be adequate to cover all construction defect and warranty claims for which we may be liable. For example we may be responsible for applicable self-insured retentions and certain claims may not be covered by insurance or may exceed applicable coverage limits.

We face reduced coverages and increased costs of insurance.

      Recently, lawsuits have been filed against builders asserting claims of personal injury and property damage caused by the presence of mold in residential dwellings. Some of these lawsuits have resulted in substantial monetary judgments or settlements. We believe that we have maintained adequate insurance coverage to insure against these types of claims. We expect, however, that in the future insurance carriers may exclude claims from future policies arising from the presence of mold or such coverage may become prohibitively expensive. If we are unable to obtain adequate insurance coverage, a material adverse effect on our business, financial condition and results of operations could result if we are exposed to claims arising from the presence of mold in the homes that we sell.

      Partially as a result of the September 11 terrorist attacks, the cost of insurance has risen, deductibles or retentions have increased and the availability of insurance has diminished. Significant increases in our cost of insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Potential Acquisition of Hammonds Homes

It is possible that we may not consummate the Hammonds Homes acquisition.

      The Hammonds Homes acquisition is subject to the satisfaction or waiver of a number of closing conditions, including, among other things, the absence of certain real property title encumbrances, liens and other matters, the absence of breaches of the representations, warranties and covenants of Hammonds and

Meritage and the receipt of third-party consents. We cannot assure you that all of the closing conditions to the Hammonds Homes acquisition will be satisfied or waived and that we will consummate the Hammonds Homes acquisition.

The integration of Hammonds Homes with our operations may present challenges.

      The integration of Hammonds Homes into our operations following the acquisition will involve a number of risks. In particular, the combined companies may experience attrition among management and personnel, and it is anticipated that the current chief executive officer of Hammonds Homes will retire. The integration process could also disrupt the activities of our current businesses. The combination of the two companies will require, among other things, coordination of management, administrative and other functions. Failure to overcome these challenges or any other problems encountered in connection with the acquisition of Hammonds Homes could cause our financial condition, results of operations and competitive position to decline.

We may not achieve the anticipated benefits from the acquisition.

      Our integration plan for the Hammonds Homes acquisition assumes certain synergies and other benefits. We cannot assure you that unforeseen factors will not offset the intended benefits of the acquisition in whole or in part.

USE OF PROCEEDS

      Our net proceeds from the sale of the 1,750,000 shares of our common stock offered in this offering are expected to be approximately $                million, after deducting the underwriters’ discounts and commissions but before deducting the expenses of this offering. If the underwriters’ over-allotment option is exercised in full, we estimate that the net proceeds will be approximately $           million. We intend to use the net proceeds for general corporate purposes, which may include the development of new residential properties, the repayment of debt, land acquisitions and possible acquisitions of other homebuilders, which may include the acquisition of Hammonds Homes. Initially, we intend to use the net proceeds to repay indebtedness. Such debt is comprised of our two revolving construction facilities totaling $175.0 million, of which approximately $56.2 million was outstanding as of April 30, 2002. The interest rate and maturity of our two credit facilities is described under the caption “Capitalization” in this prospectus supplement.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2002, on an actual basis and as adjusted to give effect to (1) the issuance and sale of the common stock offered pursuant to this prospectus, after deducting fees, commissions and the other costs that we will pay and (2) initially, the repayment of certain indebtedness. See “Use of Proceeds” in this prospectus supplement.

	As of March 31, 2002

	Actual	As Adjusted

	($ in thousands)
Cash and cash equivalents	$273	$

Total debt:
Revolving credit facilities (1)	$50,736	$
Senior unsecured notes	155,000
Other debt	4,463

Total debt	$210,199	$

Stockholders’ equity:
Common stock, $0.01 par value	$130	$
Additional paid-in capital	114,150
Retained earnings	86,838
Treasury stock at cost, 1,637,926 shares	(11,223)

Total stockholders’ equity	189,895

Total capitalization	$400,094	$

(1)	Our revolving credit facilities consist of:

Balance at
March 31, 2002

($ in thousands)
• $100 million revolving construction line of credit, interest payable monthly approximating prime (4.75% at March 31, 2002) or LIBOR (rates varying from 1.88% to 2.03% at March 31, 2002) plus 2.0%, payable at the earlier of close of escrow, the maturity date of individual homes and home sites within the collateral pool or over a 24 month period beginning June 1, 2003.	$31,816
• $75 million revolving construction line of credit, interest payable monthly approximating prime or LIBOR plus 2.0%, payable at the earlier of the close of escrow, the maturity date of individual homes and home sites within the collateral pool or May 31, 2003.	18,920

Total	$50,736

PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY

      Our common stock is listed on the New York Stock Exchange under the symbol “MTH.” The following table sets forth the high and low sales prices for transactions involving our common stock during each calendar quarter, as reported on the New York Stock Exchange Composite Tape. Share data is adjusted for a 2-for-1 stock split in the form of a stock dividend effective April 26, 2002.

	High	Low

2002:
Second Quarter (through June 13, 2002)	$47.10	$31.22
First Quarter	$35.12	$23.28

2001:
Fourth Quarter	$26.49	$17.00
Third Quarter	$29.98	$13.75
Second Quarter	$26.88	$13.05
First Quarter	$24.00	$13.70

2000:
Fourth Quarter	$20.63	$9.19
Third Quarter	$9.13	$5.35
Second Quarter	$6.00	$4.88
First Quarter	$5.75	$4.38

      On June 13, 2002 the last reported sale price of our common stock on the New York Stock Exchange was $36.92 per share. As of June 13, 2002, the number of holders of our common stock was approximately 2,800.

      We do not intend to declare dividends in the foreseeable future. We expect to retain earnings to finance the continuing development of our business. Future dividends, if any, will depend upon our financial condition, results of operations, capital requirements and compliance with debt covenants as well as other factors considered relevant by our board of directors.

SELECTED HISTORICAL FINANCIAL DATA

      The following table presents selected historical consolidated financial and operating data of Meritage Corporation and subsidiaries as of and for each of the last five years ended December 31 and the three months ended March 31 for each of the last two years. The financial data has been derived from our audited and unaudited consolidated financial statements and related notes. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by us with the SEC, which we have incorporated by reference into this prospectus supplement. The data below includes the operations of Legacy Homes, Sterling Communities and Hancock Communities since their respective dates of acquisition. Those dates are as follows: Legacy Homes, combined July 1, 1997; Sterling Communities, acquired July 1, 1998; and Hancock Communities, effective June 1, 2001.

						Three Months
	Years Ended December 31,					Ended March 31,

	2001	2000	1999	1998	1997	2002	2001

						(unaudited)

	($ in thousands, except per share data)
Statement of Earnings Data:
Total sales revenue	$744,174	$520,467	$341,786	$257,113	$149,630	$169,731	$116,706
Total cost of sales	(586,914)	(415,649)	(277,287)	(205,188)	(124,594)	(138,095)	(93,110)

Gross profit	157,260	104,818	64,499	51,925	25,036	31,636	23,596
Earnings from mortgage assets and other income, net(1)	2,884	1,847	2,064	3,961	5,435	1,168	534
Commissions and other sales costs	(41,085)	(28,680)	(19,243)	(14,292)	(8,295)	(11,296)	(7,013)
General and administrative expenses	(35,723)	(21,215)	(15,100)	(10,632)	(6,812)	(7,465)	(4,935)
Interest expense	—	(8)	(6)	(462)	(165)	—	(1)
Earnings before income taxes and extraordinary items	83,336	56,762	32,214	30,500	15,199	14,043	12,181
Income taxes(2)	(32,444)	(21,000)	(13,269)	(6,497)	(962)	(5,477)	(4,792)
Extraordinary items, net of tax(3)	(233)	—	—	—	—	—	—

Net earnings	$50,659	$35,762	$18,945	$24,003	$14,237	$8,566	$7,389

Diluted earnings per share before extraordinary items	$4.32	$3.13	$1.57	$1.96	$1.34	$0.72	$0.64
Extraordinary items per diluted share	$(0.02)	—	—	—	—	—	—
Diluted earnings per share	$4.30	$3.13	$1.57	$1.96	$1.34	$0.72	$0.64
Operating Data:
Homes closed	3,270	2,227	1,643	1,291	644	758	516
Homes ordered	3,016	2,480	1,840	1,466	693	1,160	740
Average sales price of homes closed	$227	$231	$203	$198	$232	$224	$225
Average sales price of homes ordered	$232	$244	$211	$194	$227	$253	$239
Backlog at end of period	$374,951	$309,901	$199,445	$145,294	$98,963	$498,302	$370,681
Backlog at end of period (homes)	1,602	1,246	885	688	472	2,004	1,470

	At December 31,					At March 31,

	2001	2000	1999	1998	1997	2002	2001

						(unaudited)

	($ in thousands)
Balance Sheet Data:
Real estate	$330,238	$211,307	$171,012	$104,759	$63,955	$375,326	$233,446
Total assets	436,715	267,075	226,559	152,250	96,633	481,762	295,448
Total debt	177,561	86,152	85,937	37,205	22,892	210,199	116,928
Stockholders’ equity	176,587	121,099	90,411	72,279	46,365	189,895	128,707

(1)	Earnings from mortgage assets that were obtained from our predecessor and disposed of in 1998 and 1997 are not applicable for 1999 to 2002.

(2)	Due to the use of our net operating loss carryforward (“NOL”) obtained from our predecessor, we paid limited income taxes during 1998 and 1997, until the NOL was fully utilized.

(3)	Reflects the net effect of extraordinary items from early extinguishments of long-term debt.

UNDERWRITING

      We are selling the common stock to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. We have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase from us the number of shares of common stock set forth opposite that underwriter’s name in the table below:

Underwriters	Number of Shares

Deutsche Bank Securities Inc.
UBS Warburg LLC
A.G. Edwards & Sons, Inc.
JMP Securities LLC

Total	1,750,000

      Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the shares of offered common stock if they buy any of them. The underwriting agreement provides that the obligations of the underwriters are subject to approval of legal matters by their counsel, including the validity of the common stock, and other conditions, such as the receipt by the underwriters of officer’s certificates and legal opinions. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the common stock to the public when and if the underwriters buy the common stock from Meritage.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect to those liabilities.

      We have granted to the underwriters an option to purchase up to 262,500 additional shares of common stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of the prospectus supplement to cover over-allotments, if any. This option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to conditions, to purchase shares in approximately the same proportion as set forth in the table above.

      The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $          per share. Securities dealers may reallow a concession not in excess of $          per share on sales to certain other brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

      We, and our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Deutsche Bank Securities Inc. and UBS Warburg LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except issuances pursuant to our employee benefit plans or pursuant to the exercise of employee or director stock options outstanding on the date hereof or in connection with acquisitions. Deutsche Bank Securities Inc. and UBS Warburg LLC in their sole discretion may release any of the securities subject to these lock-up provisions at any time without notice.

      The following table provides information regarding the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 262,500 additional shares.

Paid by Meritage

	No Exercise of	Full Exercise of
	Over-Allotment Option	Over-Allotment Option

Per Share	$	$
Total	$	$

      We estimate that our expenses in connection with the sale of the common stock, other than underwriting discounts, will be $440,000. This estimate includes expenses related to the filing fee for the registration statement, printing, transfer agent fees, and legal and accounting fees, among other expenses.

      The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither Meritage nor any underwriter is making any representation or prediction as to the effect that the transactions described above may have on the price of the common stock. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Certain of the underwriters and their affiliates have or may in the future engage in transactions with, and perform services for, Meritage and its affiliates in the ordinary course of business.

LEGAL MATTERS

      The validity of the shares of common stock issued in this offering will be passed upon for us by Snell & Wilmer L.L.P., Phoenix, Arizona and by Venable, Baetjer, Howard & Civiletti, LLP, Baltimore, Maryland. Certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Cahill Gordon & Reindel, New York, New York.

EXPERTS

      The consolidated financial statements of Meritage as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The combined financial statements of Hancock Communities Limited Liability Company and HC Builders, Inc. as of December 31, 2000, and for the one-year period ended December 31, 2000, incorporated by reference in this registration statement, have been audited by McGladrey & Pullen LLP, independent certified public accountants, as stated in their report appearing therein and incorporated by reference herein and in the Registration Statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and until we sell all the securities offered by this prospectus supplement, other than portions of those documents that are either (i) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC or (ii) furnished under Item 9 of a Current Report on Form 8-K. We also incorporate by reference the following documents, which we have already filed with the SEC:

(a) our Annual Report on Form 10-K for the year ended December 31, 2001;

(b) our definitive Proxy Statement dated April 2, 2002;

(c) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

(d) our Current Report on Form 8-K, dated May 7, 2001 relating to our acquisition of Hancock Communities (with respect to Item 7(a) only); and

(e) the description of Meritage Corporation’s capital stock contained in Form 8-A of Emerald Mortgage Investments Corporation (a predecessor of Meritage Corporation) filed on July 7, 1988, including any amendment or report filed to update such description.

      Any information in this prospectus supplement, the accompanying prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus supplement, the prospectus, or in any other document we subsequently file with the SEC that also is incorporated or deemed to be incorporated by reference in this prospectus supplement or in the accompanying prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

Meritage Corporation

$300,000,000

Debt Securities

Common Stock
Preferred Stock
Warrants
Guarantees

       Under this prospectus, we may sell a variety of securities. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement to this prospectus carefully before you invest.

      Our common stock is listed on the New York Stock Exchange under the symbol “MTH.” We will list any common stock issued pursuant to a prospectus supplement, subject to notice of issuance, on the New York Stock Exchange.

      See “Risk Factors,” which begin on page 3, for a discussion of certain factors that should be considered in evaluating an investment in our securities.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 14, 2002.

      We have not authorized anyone to provide you with any information other than the information incorporated by reference or provided in this prospectus or any prospectus supplement. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated or deemed to be incorporated by reference in this prospectus is accurate as of any date other than the date of that document.

i

FORWARD-LOOKING STATEMENTS

      Certain of the matters discussed or incorporated in this prospectus may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In general, “forward-looking statements” can be identified by use of words such as “expect,” “believe,” “estimate,” “project,” “forecast,” “anticipate,” “plan” and similar expressions. Our forward-looking statements may address such matters as, but are not limited to, projections of revenue, income or loss, anticipated benefits of acquisitions, capital expenditures, plans for future operations, financing needs, the impact of changes in interest rates, projected job growth and economic conditions in our housing markets, plans relating to our new products or services, potential business and real property acquisitions and new or planned development projects, as well as assumptions related to these matters. Under the caption “Risk Factors” and elsewhere in this prospectus and in the documents we incorporate by reference, we have described several important factors currently known to management that could cause actual results to differ materially from those in the forward-looking statements.

      Forward-looking statements express expectations of future events. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected. Our past performance or past or present economic conditions in our housing markets may not be indicative of future performance or conditions. Due to these inherent uncertainties, current or potential investors in our securities are urged not to place undue reliance on forward-looking statements. In addition, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time.

      See our Annual Report on Form 10-K for the year ended December 31, 2001 and our other filings with the Securities and Exchange Commission, or SEC, for a further discussion of risks and uncertainties applicable to our business.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate initial offering price of $300,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being sold in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      Any statements in this prospectus or in any accompanying prospectus supplement concerning the provisions of any document are not complete. In each instance, reference is made to the copy of that document filed or incorporated or deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus is a part or otherwise filed with the SEC. Each statement concerning the provisions of any document is qualified in its entirety by reference to the document so filed.

MERITAGE CORPORATION

      We are a leading designer and builder of single-family homes in the rapidly growing Sunbelt states of Texas, Arizona and California. We focus on providing a broad range of first-time, move-up and luxury homes to our targeted customer base. We and our predecessors have operated in Arizona since 1985, in Texas since 1987 and in Northern California since 1989. To expand our presence in Arizona, in 2001 we acquired Hancock Communities, another well-established homebuilder that serves the first-time and move-up markets in the Phoenix area. We operate in Texas under the Legacy Homes name, in Arizona as Monterey Homes, Meritage Homes and Hancock Communities, and in Northern California as Meritage Homes. At December 31, 2001, we were actively selling homes in 74 communities, with base prices ranging from

$90,000 to $820,000. Information about our active communities is provided through our Internet web site at www.meritagehomes.com. The information on our website is not considered part of this prospectus.

      Our principal executive office in Arizona is located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, and our telephone number there is (877) 400-7888. Our principal executive office in Texas is located at 4050 West Park Boulevard, Plano, Texas 75093, and our telephone number there is (800) 210-6004.

RISK FACTORS

      Our future operating results and financial condition depend on our ability to successfully design, develop, construct and sell homes that satisfy dynamic customer demand patterns. Inherent in this process are factors that we must successfully manage to achieve favorable future operating results and financial condition. These operating and financial factors, along with many other factors, could affect the price of our securities. You should carefully consider the following potential risks and uncertainties before investing in our securities.

As a participant in the homebuilding industry we are subject to its fluctuating cycles and other risks that can negatively affect the demand for and pricing of our homes.

      The homebuilding industry is cyclical and is significantly affected by changes in economic and other conditions, such as employment levels, availability of financing, interest rates, and consumer confidence. These factors can negatively affect the demand for and pricing of our homes. We are also subject to various risks, many of which are outside our control, including delays in construction schedules, cost overruns, governmental regulations (such as no-or slow-growth initiatives), increases in real estate taxes and other local government fees, and the availability and cost of land, raw materials, and labor.

      We are also subject to the potential for significant variability and fluctuations in real estate availability and values. Write-downs of our land inventories could occur if market conditions deteriorate and these write-downs could be material in amount. Write-downs may also occur if we purchase land at higher prices during stronger economic cycles and the value of that land subsequently declines during slower economic cycles.

We experience fluctuations and variability in our operating results on a quarterly basis and, as a result, our historical performance may not be a meaningful indicator of future results.

      We historically have experienced, and expect to continue to experience, variability in home sales and net earnings on a quarterly basis. As a result of such variability, our historical performance may not be a meaningful indicator of future results. Factors that contribute to this variability include:

•	timing of home deliveries and land sales;

•	our ability to acquire additional land or options for additional land on acceptable terms;

•	conditions of the real estate market in areas where we operate and of the general economy;

•	the cyclical nature of the homebuilding industry, changes in prevailing interest rates and the availability of mortgage financing;

•	costs and availability of materials and labor; and

•	delays in construction schedules due to strikes, adverse weather, acts of God, reduced subcontractor availability and governmental restrictions.

Interest rates and the unavailability of mortgage financing can adversely affect housing demand.

      In general, housing demand is adversely affected by increases in interest rates and housing costs and the unavailability of mortgage financing. Most of our buyers finance their home purchases through third-party lenders providing mortgage financing. If mortgage interest rates increase and, consequently, the ability of prospective buyers to finance home purchases is adversely affected, home sales, gross margins and cash flow may also be adversely affected and the impact may be material. Our homebuilding activities also depend upon the availability and costs of mortgage financing for buyers of homes owned by potential customers, as those customers (move-up buyers) often need to sell their existing residences before they purchase our homes. Any reduction of financing availability could adversely affect home sales.

      Changes in federal income tax laws may also affect demand for new homes. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. Enactment of such proposals may have an adverse effect on the homebuilding industry in general. No meaningful prediction can be made whether any such proposals will be enacted and, if enacted, the particular form such laws would take.

If we are unable to successfully compete in the highly competitive homebuilding industry, our financial results and growth could suffer.

      The homebuilding industry is highly competitive. We compete for sales in each of our markets with national, regional and local developers and homebuilders, existing home resales and, to a lesser extent, condominiums and rental housing. If we are unable to successfully compete, our financial results and growth could suffer. Some of our competitors have significantly greater financial resources or lower costs than we do. Competition among both small and large residential homebuilders is based on a number of interrelated factors, including location, reputation, amenities, design, quality and price. Competition is expected to continue and become more intense, and there may be new entrants in the markets in which we currently operate and in markets we may enter in the future.

Our lack of geographic diversification could adversely affect us if the homebuilding industry in our current markets should decline.

      We have operations in Texas, Arizona and Northern California. Our lack of geographic diversification could adversely affect us if the homebuilding business in our current markets should decline, since there may not be a balancing opportunity in stronger markets in other geographic regions.

We have a high level of indebtedness which could have important consequences to our securityholders.

      The homebuilding industry is capital intensive and requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our homebuilding activities. We may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and securities offerings. Also, lenders are increasingly requiring developers and homebuilders to invest significant amounts of equity in a project both in connection with origination of new loans as well as the extension of existing loans.

      The high level of our indebtedness could have important consequences to our securityholders, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which will reduce the funds available for other purposes, such as capital expenditures;

•	we have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	we are more vulnerable to economic downturns and adverse developments in our business.

      We expect to obtain the money to pay our expenses and to pay the principal and interest on our indebtedness from cash flow from operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our debt, and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives.

Our ability to take certain actions or engage in certain transactions may be limited because of significant operating and financial restrictions imposed by our senior notes indenture and credit facilities.

      The covenants under our existing senior notes indenture and credit facilities impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	repurchase our stock;

•	make investments;

•	sell assets;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

      In addition, the indenture for our existing senior notes requires us to maintain a minimum consolidated tangible net worth and our existing credit facilities require us to maintain other specified financial ratios. These covenants may adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of these covenants or our inability to maintain the required financial ratios could result in a default on our indebtedness. If a default occurs, the relevant lenders could declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

We are subject to extensive government regulation that could cause us to incur significant liabilities or restrict our business activities.

      Regulatory requirements could cause us to incur significant liabilities and costs and could restrict our business activities. We are subject to local, state, and federal statutes and rules regulating certain developmental matters, as well as building and site design. We are subject to various fees and charges of governmental authorities designed to defray the cost of providing certain governmental services and improvements. We may be subject to additional costs and delays or may be precluded entirely from building projects because of “no growth” or “slow growth” initiatives, building permit ordinances, building moratoriums, or similar government regulations that could be imposed in the future due to health, safety, welfare, or environmental concerns. We must also obtain licenses, permits and approvals from government agencies to engage in certain activities, the granting or receipt of which are beyond our control.

      We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. Environmental laws or permit restrictions may result in project delays, may cause substantial compliance and other costs and may prohibit or severely restrict development in certain environmentally sensitive regions or geographic areas. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

We continue to consider growth or expansion of our operations which could have a material adverse effect on our cash flows or profitability.

      We may continue to consider growth or expansion of our operations in our current markets or in other areas of the country. Our expansion into new or existing markets could have a material adverse effect on our cash flows or profitability. The magnitude, timing and nature of any future expansion will depend on a number of factors, including suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities, and general economic and business conditions. New acquisitions may result in the incurrence of additional debt. Acquisitions also involve numerous risks, including difficulties in the assimilation of the acquired company’s operations, the incurrence of unanticipated liabilities or expenses, the diversion of management’s attention from other business concerns, risks of entering markets in which we have limited or no direct experience and the potential loss of key employees of the acquired company.

We are dependent on the services of certain key employees and the loss of their services could harm our business.

      Our success largely depends on the continuing services of certain key employees, including Steve Hilton and John Landon, and our continued favorable development depends on our ability to attract and retain qualified personnel. We do not have employment agreements with certain key officers, including John Landon and Steve Hilton, and the loss of their services could harm our business.

We depend on the continued availability and satisfactory performance of our subcontractors which if unavailable, could have a material adverse effect on our business.

      We conduct our construction operations only as a general contractor. Virtually all architectural and construction work is performed by unaffiliated third-party subcontractors. As a consequence, we depend on the continued availability of and satisfactory performance by these subcontractors for the design and construction of our homes. We cannot assure you that there will be sufficient availability of and satisfactory performance by these unaffiliated third-party subcontractors. In addition, inadequate subcontractor resources could have a material adverse effect on our business.

We could suffer a litigation judgment or settlement that adversely affects our net worth or results of operations for a given period.

      From time to time we are subject to litigation in the regular course of our business. There are several suits currently pending against us (including our subsidiaries), some of which seek substantial damages or other relief. One such lawsuit recently filed against us asserts copyright infringement regarding the use of house plans at a Phoenix area subdivision that we acquired in our purchase of Hancock Homes. We are seeking indemnification or insurance to cover any loss attributable to these matters, and believe that we have defenses to these actions. There can be no assurance that we will not suffer a substantial adverse judgment or settlement in these or other actions against us.

Our future operating results may be adversely impacted by high inflation.

      We, like other homebuilders, may be adversely affected during periods of high inflation, mainly because of higher land and construction costs. Also, higher mortgage interest rates may significantly affect the affordability of mortgage financing to prospective buyers. Inflation also increases our cost of financing, materials and labor, and could cause our financial results or growth to decline. We attempt to pass cost increases on to our customers through higher sales prices. To date, inflation has not had a material adverse effect on our results of operations; however, inflation could impact our future operating results.

Our business and operating results could be adversely impacted by a natural disaster.

      We have significant homebuilding operations in Texas and Northern California. Some of our markets in Texas occasionally experience severe weather conditions, such as tornadoes or hurricanes. Northern California has experienced a significant number of earthquakes, flooding, landslides and other natural disasters in recent years. We do not insure against some of these risks. These occurrences could damage or destroy our homes under construction or our building lots, which may result in losses that exceed our insurance coverage. We could also suffer significant constructions delays or substantial fluctuations in the pricing or availability of building materials. Any of these events could cause a decrease in our revenue, cash flow and earnings.

RATIO OF EARNINGS TO FIXED CHARGES

AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

      The following table sets forth Meritage’s ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Years Ended December 31,

	2001	2000	1999	1998	1997

Ratio of Earnings to Fixed Charges	4.66x	5.00x	4.28x	6.65x	3.60x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.66x	5.00x	4.28x	6.65x	3.60x

      The ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends are identical because Meritage had no outstanding preferred stock during such periods. For the purposes of these calculations, “earnings” consist of earnings before income taxes and extraordinary items plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense including amortization of deferred debt costs, one-half of rent expense, which is deemed to be representative of an interest factor, and capitalized interest. See Exhibit 12.1 to the registration statement containing this prospectus for a calculation of ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented.

USE OF PROCEEDS

      Unless we otherwise specify in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement will be used for general corporate purposes. General corporate purposes may include the development of new residential properties, the repayment of debt, land acquisitions and possible acquisitions of other homebuilders. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose.

PLAN OF DISTRIBUTION

      We may sell the securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers.

      The securities may be sold in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. We will describe in a prospectus supplement the particular terms of the offering of the securities, including the following:

•	the names of any underwriters or agents;

•	the purchase price and the proceeds we will receive from the sale;

•	any discounts and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers;

•	any securities exchanges on which the applicable securities may be listed; and

•	any other information we think is important.

      If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

      The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the class or series offered if any of the securities are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

      We may sell securities through agents or dealers designated by us. Any agent or dealer involved in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable by us to that agent or dealer will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment and any dealer will purchase securities from us as principal and may resell those securities at varying prices to be determined by the dealer. We also may sell securities directly to investors. In this case, no underwriters or agents would be involved.

      Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

      In order to facilitate the offering of the securities, any underwriters or agents involved in the offering of those securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters or agents may overallot in connection with the offering, creating a short position in the offered securities for their own account. In addition, to cover over allotments or to stabilize the price of the securities, the underwriters or agents may bid for, and purchase, the securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transaction or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents are not required to engage in these activities, and may end any of these activities at any time.

      Some or all of the securities may be new issues of securities with no established trading market. Any underwriter to which securities are sold by us for public offering and sale may make a market in those securities, but will not be obligated to do so, and may discontinue any market making at any time without notice. We cannot and will not give any assurances as to the liquidity of the trading market for any of our securities.

DESCRIPTION OF DEBT SECURITIES

      This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the applicable prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

      Unless otherwise specified in a supplement to this prospectus, the debt securities will be the direct, unsecured obligations of Meritage Corporation and will rank equally with all of its other unsecured and unsubordinated indebtedness. Meritage Corporation’s payment obligations under any series of debt securities may be guaranteed by one or more co-registrants.

      The debt securities will be issued under an indenture between us and a bank or trust company, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture.

      When we refer to “we,” “our” and “us” in this section, we mean Meritage Corporation unless the context otherwise requires or as otherwise expressly stated.

General

      The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in an officers’ certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to that series, including any pricing supplement.

      We may issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the date or dates on which we will pay the principal on the debt securities;

•	the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the trustee for the series of debt securities;

•	whether the debt securities rank as senior debt securities, senior subordinated debt securities or subordinated debt securities, or any combination thereof;

•	the form and terms of any guarantee of any debt securities;

•	any depositories, interest rate calculation agents or other agents with respect to the debt securities;

•	whether, the ratio at which and the terms and conditions upon which, if any, the debt securities will be convertible into or exchangeable for our common stock or our other securities or securities of another person;

•	the place or places where principal of, premium, if any, and interest, if any, on the debt securities will be payable or the method of payment, if by wire transfer, mail or by other means;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•	the dates, if any, on which, and the price or prices at which, we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•	whether the debt securities will be issued in bearer or fully registered form (and if in fully registered form, whether the debt securities will be issuable, in whole or in part, as global debt securities);

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the debt securities;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

•	if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

•	the manner in which the amounts of payment of principal of, or premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the debt securities;

•	any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to, change in or deletion from, the covenants described in this prospectus or in the indenture with respect to the debt securities; and

•	any other terms of the debt securities, which may modify, supplement or delete any provision of the indenture as it applies to that series.

      In addition, the indenture does not limit our ability to issue subordinated debt securities. Any subordination provisions of a particular series of debt securities will be set forth in the officers’ certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement.

      We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

      If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

      Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as depositary, or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

      Certificated Debt Securities. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

      You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

      Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

      The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

      Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by the global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

      So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by the global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture.

      We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

      We will make payments of principal of, and premium and interest on, book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

      We expect that the depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

      We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, or Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

      We have obtained the foregoing information concerning the depositary and the depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

Change of Control

      Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions that may afford holders of the debt securities protection in the event we undergo a change in control or in the event of a highly leveraged transaction (whether or not the transaction results in a change in control) that could adversely affect holders of debt securities.

Covenants

      We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

•	we are the surviving corporation or the successor person (if other than Meritage Corporation) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

•	certain other conditions that may be set forth in the applicable prospectus supplement are met.

Events of Default

      Unless otherwise stated in the applicable prospectus supplement, event of default means, with respect to any series of debt securities, any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

•	default in the payment of principal of or premium on any debt security of that series when due and payable at maturity, upon redemption or otherwise;

•	an event of default as defined in the debt securities of that series or our failure to comply with any of our other agreements in the debt securities of that series or the indenture with respect to that series, which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to debt securities of that series which is described in the applicable prospectus supplement accompanying this prospectus.

      No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

      If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

      The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      Unless stated otherwise in the applicable prospectus supplement, no holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

      Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

      The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

      We may modify and amend the indenture without notice to or the consent of the holders:

•	to establish additional series of securities permitted under the indenture;

•	to cure any ambiguity, defect or inconsistency;

•	to evidence the assumption of a successor corporation of our obligations under the indenture;

•	to comply with any requirements of the SEC or the Trust Indenture Act;

•	to provide for uncertificated securities in addition to or in place of certificated securities;

•	to add, change or eliminate any other provisions of the indenture so long as that change does not apply to any then existing series of debt securities or modify the rights of the holder of any such security with respect to that provision; or

•	make any change that does not adversely affect in any material respect the interests of the securityholders of any series.

      We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•	reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•	waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

•	make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment with respect to any debt security.

      Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

      Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

      This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

      Defeasance Of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

•	we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

•	any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

      The conditions include:

•	depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

•	delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

      Covenant Defeasance And Events Of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we will remain liable for those payments.

Guarantees

      Our payment obligations under any series of debt securities may be guaranteed by one or more of the co-registrants. The terms of any guarantee will be set forth in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

      The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of our articles of incorporation and bylaws and to the applicable provisions of the Maryland General Corporation Law.

Common Stock

      We are authorized to issue up to 50,000,000 shares of common stock, $0.01 par value per share, of which 11,411,480 shares were outstanding as of April 26, 2002. These amounts reflect a 2-for-1 stock split in the form of a stock dividend which Meritage effected on April 26, 2002 to stockholders of record at the close of business on April 12, 2002. The outstanding shares of our common stock are, when issued and paid for, fully-paid and non-assessable.

      Voting Rights. The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. As a result, the holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our directors are divided into two classes serving staggered two-year terms.

      Our articles of incorporation contain a provision allowing action to be authorized by the affirmative vote of the holders of a majority of the total number of shares of common stock outstanding and entitled to vote thereon notwithstanding any provision of law that would otherwise require the authorization of the action by a greater proportion than a majority. This provision may allow authorization of certain extraordinary transactions and amendment of our articles of incorporation, including an amendment changing the terms or rights of our outstanding common stock. But for this provision, under Maryland law, these extraordinary transactions and amendment of our articles of incorporation, with certain limited exceptions, would require the affirmative vote of the holders of two-thirds of the outstanding common stock entitled to vote thereon.

      Dividends. The holders of our common stock are entitled to receive ratably such dividends that may be declared by the board of directors out of legally available funds. We do not intend to declare cash dividends in the foreseeable future. We expect to retain earnings to finance the continuing development of our business. Future dividends, if any, will depend upon our financial condition, results of operations, capital requirements, compliance with debt covenants of existing indebtedness, as well as other factors considered relevant by our board of directors.

      Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets available for distribution after payment in full to creditors and holders of preferred stock, if any.

      Other Provisions. The holders of our common stock have no preemptive, subscription, redemption conversion or other similar rights. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may issue in the future. However, we are not currently authorized to issue preferred stock under our articles of incorporation.

      Transfer Agent. The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

Preferred Stock

      We are not currently authorized to issue preferred stock. We will need to obtain stockholder approval to authorize the issuance of preferred stock. We anticipate that the board of directors will have the authority to determine the terms of our preferred stock without further stockholder approval. The preferred stock, if authorized by our stockholders, will be issued in one or more series with the designations, rights, preferences and limitations determined by our board of directors, including the consideration to be received for the preferred stock, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, mandatory retirement provisions, conversion rights and voting rights.

      If we issue preferred stock with voting rights, it could make it more difficult for a third party to acquire control of Meritage and could adversely affect the rights of holders of common stock. Preferred stockholders typically are entitled to satisfaction in full of specified dividend and liquidation rights before any payment of dividends or distribution of assets on liquidation can be made to holders of common stock. Also, any voting rights granted to our preferred stock may dilute the voting rights of our common stock. Under some circumstances, control of Meritage would shift from the holders of common stock to the holders of preferred stock with voting rights. Certain fundamental matters requiring stockholder approval (such as mergers, sale of assets and certain amendments to our articles of incorporation) may require approval by the separate vote of the holders of preferred stock in addition to any required vote of the common stock.

Certain Provisions of Maryland Law

      We are incorporated in Maryland and are subject to the provisions of the Maryland General Corporation Law, certain of which provisions are discussed below.

      Business Combinations. Under the Maryland Business Combinations Act, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include certain mergers, asset transfers, loans and other transactions or issuances, transfers or reclassifications of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns ten percent or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

      A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder.

      After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by the outstanding shares of voting stock of the corporation voting together as a single voting group; and

•	two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder voting together as a single voting group.

      These super-majority vote requirements do not apply to certain business combinations if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares and the corporation and interested stockholder meet certain other requirements.

      The statute provides for various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

      The business combination statute could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

      A Maryland corporation may adopt an amendment to its charter electing not to be subject to the Maryland Business Combinations Act. No such amendment to our charter has been adopted.

      Control Share Acquisitions. Maryland’s Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock, which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power equal to:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

      Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

      A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to require the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

      If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held, at which the voting rights of the shares are considered and not approved, as of the date of that meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

      The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or certain other transactions or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Neither our articles of incorporation or bylaws have any provisions exempting any control share acquisitions.

Certain Provisions of our Articles of Incorporation and Bylaws

      Our articles of incorporation and bylaws include provisions that could have an anti-takeover effect. These provisions are intended to preserve the continuity and stability of our board of directors and the policies formulated by our board of directors. The following is a summary of the provisions or our articles of incorporation and bylaws that we consider material, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our articles of incorporation and bylaws.

      Indemnification. Under Maryland law, a corporation’s articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages. However, no provision may restrict or limit the liability of a corporation’s directors or officers to the corporation or its stockholders to the extent that (1) it is proved that the person actually received an improper benefit or (2) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty (and was material to the cause of action adjudicated in the proceeding). Our charter contains a provision limiting the personal liability of officers and directors to Meritage and its stockholders for money damages to the fullest extent permitted under Maryland law.

      In addition, with certain exceptions, Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property, or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Our charter provides that Meritage will indemnify (1) its directors and officers to the full extent allowed under Maryland law and (2) its officers who are not directors to such further extent as shall be authorized by the board of directors and be consistent with law.

      Advance Notice Procedures. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting. These stockholder notice procedures provide that only persons that are nominated by the board of directors, or by a stockholder who was a stockholder at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures also provide that at an annual meeting only the business as has been brought before the meeting by our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring the business before the meeting, may be conducted. To be timely, a stockholder’s nomination or notice must be received by our secretary not less than 20 days nor more than 30 days prior to the meeting. The stockholder notice procedures described above will be shortened, as described in our bylaws, in the event we give less than 30 days’ notice or prior public disclosure of the date of the meeting.

      In addition, under these stockholder notice procedures, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of common stock, preferred stock or debt securities. Warrants may be issued independently or together with our common stock, preferred stock or debt securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with any offering of warrants.

      The prospectus supplement relating to a particular issue of warrants to purchase common stock, preferred stock or debt securities will describe the terms of those warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the common stock, preferred stock or debt securities that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with them will be separately transferable;

•	if applicable, the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

•	if applicable, the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

•	the dates on which the right to exercise the warrants will commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions applicable to the warrants, if any;

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

•	any other information we think is important about the warrants.

LEGAL MATTERS

      Snell & Wilmer L.L.P., our outside counsel, will issue an opinion regarding the validity of the offered securities. If counsel for any underwriters passes on legal matters in connection with an offering made by this prospectus, we will name that counsel in the accompanying prospectus supplement.

EXPERTS

      The consolidated financial statements of Meritage as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our common stock is listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      The SEC allows us to “incorporate by reference” the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until we sell all the securities covered by this prospectus, other than portions of these documents that are either (i) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC or (ii) furnished under Item 9 of a Current Report on Form 8-K. We also specifically incorporate by reference the following documents, which we have already filed with the SEC:

(a) our Annual Report on Form 10-K for the year ended December 31, 2001;

(b) our definitive Proxy Statement dated April 2, 2002;

(c) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

(d) the description of Meritage Corporation’s capital stock contained in the Form 8-A of Emerald Mortgage Investments Corporation (a predecessor at Meritage Corporation) filed on July 7, 1988, including any amendment or report filed to update such description.

      Any information contained in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus, in any other document we subsequently file with the SEC that also is incorporated or deemed to be incorporated by reference in this prospectus or in the applicable prospectus supplement modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

      We encourage you to read our periodic and current reports. We think these reports provide additional information about our company that prudent investors will find important. You may request a copy of these filings as well as any future filings incorporated by reference, at no cost, by calling us or by writing to us at our principal executive offices in Arizona at the following address: Meritage Corporation, 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, Attention: Investor Relations. Our telephone number is (877) 400-7888.

1,750,000 Shares

Common Stock

Prospectus Supplement
June       , 2002

Joint-Book Running Managers

Deutsche Bank Securities

UBS Warburg

A.G. Edwards & Sons, Inc.

JMP Securities